Exhibit 99.1

Commtouch Reports Financial Results for the Third Quarter of 2007

Quarterly Revenues Increased 57% and Net Income Increased 329%

Sunnyvale, Calif. - November 1, 2007 - Commtouch® (NASDAQ: CTCH), a leading email defense technology provider, today announced its third quarter results for the period ending September 30, 2007.

Third Quarter 2007 Highlights:

•
Revenues for the third quarter of 2007 increased by 57% to $2,930 thousand compared to $1,866 thousand in the third quarter of 2006. Revenues for the first nine months of 2007 increased by 58% to $7,952 thousand compared to $5,037 thousand as recorded in the first nine months of 2006.

•
Net income in accordance with US Generally Accepted Accounting Principles (US GAAP) for the third quarter of 2007 was $639 thousand compared to net income of $149 thousand in the third quarter of last year, a 329% increase. For the first nine months of 2007, US GAAP net income was $1,389 thousand, as compared with a loss of $343 thousand in the first nine months of 2006.

•
Non-GAAP net income for the third quarter of 2007, excluding $250 thousand of stock-based compensation expenses in connection with the Company's adoption of Financial Accounting Standards No. 123R, was $889 thousand compared to a net income of $315 thousand in the third quarter of 2006. For the first nine months of 2007, non-GAAP net income was $2,123 thousand as compared with net income of $152 thousand in the first nine months of 2006.

•	Deferred Revenues (long-term and short-term) as of September 30, 2007 amounted to $2,771 thousand, an increase of 8% over deferred revenues as of December 31, 2006.

•
Operating cash flow in the third quarter of 2007 was $759 thousand, compared to $354 thousand in the third quarter of 2006. In the first nine months of 2007, operating cash flow was $2,140 thousand, as compared with operating cash flow of $855 thousand in the first nine months of 2006.

•
Cash, short term cash deposits and marketable securities as of September 30, 2007 amounted to $13,048 thousand, compared to $10,004 thousand as of December 31, 2006. The increase is due to the above-mentioned positive operating cash flow and receipt of proceeds from the exercise of warrants and options, in the amount of $1,386 thousand.

•
The Company signed nine new OEM licensing agreements during the third quarter of 2007 and 28 in total for the first nine months of 2007, bringing the Company’s global OEM partner count to 82 as of September 30, 2007.

“I am very pleased that we have continued delivering strong revenue growth, increasing profit margins and new licensing deals,” said Gideon Mantel, chief executive officer and chairman of the board. “The vast majority of 2007 revenues were generated from OEM agreements signed between 2004 and 2006, which represents the long-term strength of our business model and serves as one of the indicators of our future growth.

“Additionally, we have built a meaningful market position, today protecting tens of millions of end users in tens of thousands of enterprises. We see a growing need for our solutions both due to the rising number of mailboxes worldwide, and the escalating levels of spam and malware. In the near future, we expect to invest additional resources to accommodate this significant industry demand, including developing additional products to address our partners' needs,” added Mr. Mantel.

Use of Non-GAAP Measures

This press release includes financial measures for net income (loss), basic and diluted earnings per share that exclude stock-based compensation expenses and are therefore not calculated in accordance with generally accepted accounting principles (GAAP). Management believes that these non-GAAP financial measures provide meaningful supplemental information regarding our performance that enhances management's and investors' ability to evaluate the company's net income or loss and earnings or loss per share and to compare it with historical net income or loss and earnings or loss per share.

The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management uses both GAAP and non-GAAP measures when evaluating the business internally and therefore felt it important to make these non-GAAP adjustments available to investors.

Financial Results Conference Call

The company has scheduled a conference call later today, Thursday, November 1st, 2007 at 11 a.m. EDT.

To participate in the call, please dial one of the following numbers ten minutes prior to the start time of the call:

U.S.: 1-888-407-2553;
UK: 0-800-917-9141;
ISRAEL: 03-918-0688;
INTERNATIONAL: +972-3-918-0688

For those unable to listen to the live call, a replay of the call will be available the day after the call in the investor relations section of Commtouch’s website, at:
http://www.commtouch.com/ir.

About Commtouch

Commtouch Software Ltd. (NASDAQ: CTCH) is dedicated to protecting and preserving the integrity of the world's most important communications tool -- e-mail. Commtouch has over 16 years of experience developing messaging software and is a global developer and provider of proprietary anti-spam, Zero-Hour™ virus protection and Reputation Service solutions. Using core technologies including RPD (Recurrent Pattern Detection™), the Commtouch Detection Center analyzes billions of email messages per month to identify new spam and malware outbreaks within minutes of their introduction into the Internet. Integrated by more scores of OEM partners, Commtouch technology protects thousands of organizations, with hundreds of millions of users in over 100 countries. Commtouch is headquartered in Netanya, Israel, and has a subsidiary in Sunnyvale, Calif. For more information, see: www.commtouch.com. The site includes the Commtouch online lab detailing spam statistics and charts.

Recurrent Pattern Detection, RPD, Zero-Hour and GlobalView are trademarks, and Commtouch is a registered trademark, of Commtouch Software Ltd. U.S. Patent No. 6,330,590 is owned by Commtouch.

This press release contains forward-looking statements, including projections about our business, within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. For example, statements in the future tense, and statements including words such as "expect," "plan," "estimate," "anticipate," or "believe" are forward-looking statements. These statements are based on information available to us at the time of the release; we assume no obligation to update any of them. The statements in this release are not guarantees of future performance and actual results could differ materially from our current expectations as a result of numerous factors, including business conditions and growth or deterioration in the Internet market, commerce and the general economy, both domestic as well as international; fewer than expected new-partner relationships; competitive factors, including pricing pressures; technological developments, and products offered by competitors; the ability of our OEM partners to successfully penetrate markets with products integrated with Commtouch technology; a slower than expected acceptance rate for our newer product offerings; availability of qualified staff; and technological difficulties and resource constraints encountered in developing new products, as well as those risks described in the text of this press release and the company's Annual Reports on Form 20-F and reports on Form 6-K, which are available through www.sec.gov.

Company Contact Ron Ela Chief Financial Officer Tel: (US) 650-864-2291 (int’l) +972-9-8636813 ron.ela@commtouch.com	Investor Relations Contact Ehud Helft / Kenny Green GK Investor Relations Tel: (US) 1 646 201 9246 (Israel) 972 3 607 4717 info@gkir.com

** Tables to Follow **

COMMTOUCH SOFTWARE LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

	September 30	December 31
	2007	2006
	Unaudited	Audited
	In US$ thousands

Assets:
Current Assets:
Cash and cash equivalents	$8,948	$8,004
Short term cash deposit	1,600
Marketable securities	2,500	2,000
Trade receivables	1,227	570
Prepaid expenses and other accounts receivable	144	196
Total current assets	14,419	10,770

Long-term lease deposits	30	13
Severance pay fund	738	607
Property and equipment, net	777	609
Total assets	15,964	11,999

Liabilities and Shareholders’ Equity
Current Liabilities:
Accounts payable	330	344
Employees and payroll accruals	559	503
Accrued expenses and other liabilities	418	379
Short-term deferred revenue	2,096	2,032
Total current liabilities	3,403	3,258

Long-term deferred revenue	675	542
Accrued severance pay	835	706
Total liabilities	1,510	1,248

Shareholders’ equity	11,051	7,493
Total liabilities and shareholders’ equity	$15,964	$11,999

COMMTOUCH SOFTWARE LTD.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In US$ thousands, except per share amounts)

	Three months ended		Nine months ended
	September 30		September 30
	2007	2006	2007	2006
	Unaudited	Unaudited	Unaudited	Unaudited

Revenues	$2,930	$1,866	$7,952	$5,037

Cost of revenues	357	*220	989	*646

Gross profit	2,573	1,646	6,963	4,391

Operating expenses:

Research and development	559	*422	1,554	*1,251

Sales and marketing	874	*636	2,510	*1,959

General and administrative	620	*518	1,908	*1,667

Total operating expenses	2,053	1,576	5,972	4,877

Operating profit (loss)	520	70	991	(486)

Interest and other expense, net	119	79	398	192

Equity - loss of affiliate				(49)

Net income (loss) attributable to ordinary and equivalently participating shareholders
	$639	$149	$1,389	($343)

Earning (loss) per share- basic	$0.01	$0.00	$0.02	($0.01)

Earning (loss) per share- diluted	$0.01	$0.00	$0.02	($0.01)

Weighted average number of shares outstanding:
Basic	75,195	70,984	74,198	64,624

Diluted	83,580	77,313	82,305	64,624

* Reclassified

Supplementary Financial Information

Unaudited Reconciliation of GAAP Financial Information to NON-GAAP

(In US$ thousands)

	Three months ended
	September 30

	GAAP	FAS123R	Non GAAP	GAAP	FAS123R	Non GAAP
	2007	Adjustments	2007	2006	Adjustments *	2006
	Unaudited

Revenues	$2,930		$2,930	$1,866		$1,866

Cost of revenues	357	8	349	*220	3	217

Gross profit	2,573	(8)	2,581	1,646	(3)	1,649

Operating expenses:

Research and development	559	64	495	*422	41	381

Sales and marketing	874	45	829	*636	20	616

General and administrative	620	133	487	*518	102	416

Total operating expenses	2,053	242	1,811	1,576	163	1,413

Operating profit	520	250	770	70	166	236

Interest and other expense, net	119		119	79		79

Net income	$639		$889	$149		$315

Earning per share- basic	$0.01		$0.01	$0.00		$0.00

Earning per share- diluted	$0.01		$0.01	$0.00		$0.00

Weighted average number of shares outstanding:
Basic	75,195		75,195	70,984		70,984

Diluted	83,580		83,580	77,313		77,313

* Reclassified

Supplementary Financial Information

Unaudited Reconciliation of GAAP Financial Information to NON-GAAP

(In US$ thousands)

	Nine months ended
	September 30

	GAAP	FAS123R	Non GAAP	GAAP	FAS123R	Non GAAP
	2007	Adjustments	2007	2006	Adjustments *	2006
	Unaudited

Revenues	$7,952		$7,952	$5,037		$5,037

Cost of revenues	989	21	968	*646	9	637

Gross profit	6,963	(21)	6,984	4,391	(9)	4,400

Operating expenses:

Research and development	1,554	185	1,369	*1,251	123	1,128

Sales and marketing	2,510	133	2,377	*1,959	60	1,899

General and administrative	1,908	395	1,513	*1,667	303	1,364

Total operating expenses	5,972	713	5,259	4,877	486	4,391

Operating profit (loss)	991	734	1,725	(486)	495	9

Interest and other expense, net	398		398	192		192

Equity - loss of affiliate	—		—	(49)		(49)

Net income (loss)	$1,389		$2,123	($343)		$152

Earning (loss) per share- basic	$0.02		$0.03	($0.01)		$0.00

Earning (loss) per share- diluted	$0.02		$0.03	($0.01)		$0.00

Weighted average number of shares outstanding:
Basic	74,198		74,198	64,624		64,624

Diluted	82,305		82,305	64,624		64,624

* Reclassified

COMMTOUCH SOFTWARE LTD.

CONDENSED CONSOLIDATED CASH FLOW DATA

(In US$ thousands)

	Three months ended		Nine months ended
	September 30		September 30
	2007	2006	2007	2006
Cash flow from operating activities	Unaudited	Unaudited	Unaudited	Unaudited

Net income (loss)	$639	$149	$1,389	($343)

Adjustments:
Depreciation	108	53	280	143
Compensations related to options issued to employees and consultants	269	201	783	608
Equity in losses of affiliate	—	—	—	49

Changes in assets and liabilities:
Increase in trade receivables	(314)	(7)	(657)	(103)
(Increase) decrease in prepaid expenses and other receivables	(36)	(45)	52	(19)
Increase (decrease) in accounts payable	75	68	5	(17)
Increase (decrease) in employees and payroll accruals, accrued expenses and other liabilities	57	(171)	95	(132)
(Decrease) increase in deferred revenues	(40)	105	197	669
Increase (decrease) in accrued severance pay, net	1	(2)	(2)	—
Other	—	3	(2)	—
Net cash provided by operating activities	759	354	2,140	855

Cash from investing activities

Purchase of marketable securities	—	500	(500)	500
(Increase) decrease in long - term lease deposits	(8)	(4)	(17)	2
Proceeds from sale of Fixed Assets	—	—	2	—
Purchase of property and equipment	(69)	(126)	(467)	(268)
Net cash (used in) provided by investing activities	(77)	370	(982)	234

Cash flows from financing activities

Proceeds from options and warrants exercises	257	638	1,386	1,984
Net cash provided by financing activities	257	638	1,386	1,984

Increase in cash and cash equivalents	939	1,362	2,544	3,073
Cash and cash equivalents at the beginning of the period	9,609	5,697	8,004	3,986
Cash and cash equivalents at the end of the period	$10,548	$7,059	$10,548	$7,059